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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.           )*

Redwood Empire Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

757897-10-3

(Cusip Number)

Dennis R. Hansen
Senior Vice President and Controller
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, CA 94901
(707) 863-6029

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757897-10-3

1.	Name of Reporting Person: Westamerica Bancorporation		I.R.S. Identification Nos. of above persons (entities only): 94-2156203

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,445,985

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,445,985

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.43%

14.	Type of Reporting Person (See Instructions): CO

Item 1.	Security and Issuer

This filing relates to the common stock, no par value of:

Redwood Empire Bancorp
111 Santa Rosa Avenue
Santa Rosa, CA 95404-4905

Item 2.	Identity and Background

(a)	Name: Westamerica Bancorporation

The directors and executive officers of Westamerica Bancorporation are:

Directors

Name	Principal Occupation
Etta Allen	Mrs. Allen, 74, is President and owner of Allen Heating and Sheet Metal, 31 Industrial Way, Greenbrae, California, and President and owner of Sunny Slope Vineyard, Glen Ellen, California.

Louis E. Bartolini	Mr. Bartolini, 72, retired in 1988 as a Vice President and financial consultant with Merrill Lynch, Pierce, Fenner & Smith, Inc. He currently devotes some of his time to serving on various community service boards.

E. Joseph Bowler	Mr. Bowler, 68, retired in 2002 as Senior Vice President and Treasurer of Westamerica Bancorporation.

Arthur C. Latno, Jr.	Mr. Latno, 74, was an Executive Vice President for Pacific Telesis Group (formerly Pacific Telephone Co.) in San Francisco, California. Mr. Latno retired from that company in November of 1992. He currently devotes some of his time to serving on various community service boards.

Patrick D. Lynch	Mr. Lynch, 71, currently serves as a consultant to several private high technology firms.

Catherine Cope MacMillan	Ms. MacMillan, 57, is General Counsel for Nob Hill Properties, Inc., 1075 California Street San Francisco, CA 94108, the owner of the Huntington Hotel in San Francisco, California. Prior to 2000, she was President and owner of the Firehouse Restaurant in Sacramento, California.

Ronald A. Nelson	Mr. Nelson, 61, was Executive Vice President of Charles M. Schulz Creative Associates, and a general partner in various Schulz partnerships through 1995. He has long been involved in the development of commercial property and also devotes time to personal investments and business consulting.

Carl R. Otto	Mr. Otto, 57, is the President and Chief Executive Officer of John F. Otto, Inc., 1717 2nd Street, Sacramento, California, a general contracting firm.

David L. Payne	Mr. Payne, 48, is the Chairman of the Board, President and Chief Executive Officer of the Corporation. Mr. Payne is President and Chief Executive Officer of Gibson Printing and Publishing Company and Gibson Radio and Publishing Company, which are newspaper, commercial printing and real estate investment companies headquartered in Vallejo, California.

Edward B. Sylvester	Mr. Sylvester, 67, is the President of Sylvester Engineering, Inc., 10064 Donner Pass Rd, Truckee, CA 96161, and SCO Planning and Engineering, Inc., civil engineering and planning firms with offices in Nevada City and Truckee, California.

Non-Director Executive Officers

Name	Principal Occupation
Robert W. Entwisle	Mr. Entwisle, born in 1947, is Senior Vice President in charge of the Banking Division of Westamerica Bank.

Jennifer J. Finger	Ms. Finger, born in 1954, is Senior Vice President and Chief Financial Officer for Westamerica Bancorporation

Dennis R. Hansen	Mr. Hansen, born in 1950, is Senior Vice President and Controller for Westamerica Bancorporation.

Robert A. Thorson	Mr. Thorson, born in 1960, is Senior Vice President and Treasurer for Westamerica Bancorporation. Mr. Thorson joined Westamerica Bancorporation in 1989 and was Vice President and Manager of Human Resources from 1995 until 2001

Hans T. Y. Tjian	Mr. Tjian, born in 1939, is Senior Vice President and manager of the Operations and Systems Administration of Westamerica Bank.

Frank R. Zbacnik	Mr. Zbacnik, born in 1947, is Senior Vice President and Chief Credit Administrator of Westamerica Bank. Mr. Zbacnik joined Westamerica Bank in 1984 and was Vice President and Manager of Retail Credit from 1995 until 2000.

(b)	Residence or business address;

1108 Fifth Avenue, San Rafael, California 94901 (business address for filing person and its directors and executive officers)

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Bank holding company. (See response to Item 2(a) for information as to directors and executive officers of filing person)

(d)	During the last five years, neither the filing person nor any of its directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	During the last five years, neither the filing person nor any of its directors and executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship. The filing person is incorporated in California and its directors and executive officers are all U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan Of Reorganization among Westamerica Bancorporation, Westamerica Bank, Redwood Empire Bancorp and National Bank of the Redwoods dated as of August 25, 2004 (the “Merger Agreement”), the parties to the Merger Agreement have agreed to enter into a business combination whereby Redwood Empire Bancorp will merge with and into Westamerica Bancorporation and National Bank of the Redwoods will thereafter merge with and into Westamerica Bank (the “Merger”). In connection with the Merger Agreement, B. John Barry, Thomas J. Barry, Jessica M. Barry, Michael B. Barry and Cheryl Sandeen, who in the aggregate hold approximately 2,445,985 shares or 49.43% of the outstanding voting shares of Redwood Empire Bancorp, have issued irrevocable proxies to Westamerica Bancorporation authorizing Westamerica Bancorporation to vote these shares at the upcoming special meeting of Redwood Empire Bancorp which is being held to approve the Merger and the Merger Agreement. Holding of the irrevocable proxies by Westamerica Bancorporation may be deemed to provide Westamerica Bancorporation with beneficial ownership of these shares.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(e)	Any material change in the present capitalization or dividend policy of the issuer;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

(j)	Any action similar to any of those enumerated above.

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference

Item 5.	Interest in Securities of the Issuer

(a)	Information with respect to the percentage of the class of securities identified pursuant to Item 1 which is beneficially owned by the filing person is set forth on the cover page. The filing person’s directors and executive officers do not beneficially own any of the common stock of Redwood Empire Bancorp.

(b)	(a) Sole power to vote or to direct the vote: See cover page

(b)	Shared power to vote or to direct the vote: 2,445,985

(c)	Sole power to dispose or to direct the disposition: 0

(d)	Shared power to dispose or to direct the disposition: 0

The filing person’s directors and executive officers do not beneficially own any of the common stock of Redwood Empire Bancorp.

(c)	Information with respect to transactions in the class of securities reported on that were effected during the past sixty days by the filing person is set forth in Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference. The filing person’s directors and executive officers have not bought or sold any of the common stock of Redwood Empire Bancorp during the last 60 days.

(d)	The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities which are the subject of this filing is held by the individual shareholders identified in response to Item 3.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 3, and Exhibits A and B to this Schedule which are incorporated herein by reference, for information regarding contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Redwood Empire Bancorp. The filing person’s directors and executive officers are not a party to any such contracts, arrangements, understandings or relationships.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Agreement and Plan of Reorganization among Westamerica Bancorporation, Westamerica Bank, Redwood Empire Bancorp and National Bank of the Redwoods dated as of August 25, 2004 and all exhibits thereto*

Exhibit B	Form of irrevocable proxies signed by shareholders named in response to Item 3 above **

*	Incorporated by reference from Westamerica Bancorporation’s report on Form 8-K filed August 27, 2004, Exhibit 2.1.

**	Incorporated by reference from Westamerica Bancorporation’s report on Form 8-K filed August 27, 2004, Exhibits 2.2.1-2.2.5.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date August 27, 2004

Signature Westamerica Bancorporation
/s/ Dennis R. Hansen

By Dennis R. Hansen, Senior Vice President and Controller

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002